UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 8, 2022, Tritium DCFC Limited (the “Company”) issued a press release announcing the appointment of Adam Walker to the Company’s Board of Directors and as Chairman of the Audit Committee. A copy of this press release is furnished as Exhibit 99.1 herewith.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by Tritium DCFC Limited on July 8, 2022, titled “Tritium Appoints Adam Walker, an Accomplished Executive with Nearly 20 Years of Finance Leadership, Including at Publicly Traded Companies, to the Company’s Board of Directors and to the Position of Chairman of the Audit Committee.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: July 8, 2022	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer